                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                   SCHEDULE TO

          Tender Offer Statement under Section 14(d)(1) OR 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           PRISM FINANCIAL CORPORATION
                       (Name of Subject Company (issuer))

                       PRISM ACQUISITION SUBSIDIARY, INC.
                              ROYAL BANK OF CANADA
                       (Name of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                          (including associated Rights)
                         (Title of Class of Securities)

                                   74264Q 10 8
                      (Cusip Number of Class of Securities)

                           --------------------------

                                ROBERT K. HORTON
                              SENIOR VICE PRESIDENT
                              ROYAL BANK OF CANADA
                                 200 BAY STREET
                                TORONTO, ONTARIO
                                 CANADA M5J 2J5
                                 (416) 974-5151

           (Name, Address and Telephone Number of Person Authorized to
                                 Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

                           --------------------------

                                    COPY TO:
                            STEPHANIE TSACOUMIS, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                           1050 CONNECTICUT AVE., N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 955-8277

                           ---------------------------

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION                                    AMOUNT OF FILING FEE
---------------------                                    --------------------
$113,004,010                                             $22,600.80*

* Amount previously paid.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,600.80
Form or Registration No.: Schedule TO: File No. 005-57655
Filing Parties: Royal Bank of Canada; Prism Acquisition Subsidiary, Inc. Date Filed: March 22, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                Page 1 of 3 Pages

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        This Amendment No. 1 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO ("Schedule TO") filed by Royal Bank of Canada, a Canadian commercial bank ("Parent") and Prism Acquisition Subsidiary, Inc. (formerly, Rainbow Acquisition Subsidiary, Inc.), a Delaware corporation and a wholly owned, indirect subsidiary of Parent ("Purchaser") on March 22, 2000. The Schedule TO relates to the third party tender offer (the "Offer") by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Prism Financial Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement dated as of January 27, 2000 between the Company and LaSalle Bank National Association (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $7.50 per Share (such amount, or any higher price that may be paid per Share in the Offer, the "Per Share Amount"), net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO (and which, together with any amendments or supplements thereto, constitute the "Offer).

ITEM 4. TERMS OF THE TRANSACTION.

        (a) The response to Item 7(a) is hereby amended and supplemented as follows:

               The last paragraph under Section 16--"Certain Conditions of the Offer" contained in the Offer to Purchase is deleted in its entirety and replaced with the following language:

                      "The conditions set forth above (other than the Minimum
               Condition) are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of any circumstances giving rise to any condition and may be waived (other than the Minimum Condition) by Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser; provided that the determination of the satisfaction or waiver of all conditions, other than those involving receipt of government approvals, will be made on or before the Expiration Date. The failure by Parent or Purchaser (or any affiliate of Purchaser) at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time as set forth in the immediately preceding sentence."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The response to Item 4(a) is hereby amended and supplemented as follows:

               The following language is hereby added to the end of the sole paragraph under Section 10--"Source and Amount of Funds" contained in the Offer to Purchase:

                      "No alternate financing plans exist."


ITEM 11.       ADDITIONAL INFORMATION.

        (a) The response to Item 11(a) is hereby amended and supplemented by the addition of the following language:

                      "On April 10, 2000 early termination of the 15-day waiting period applicable to the Offer under the HSR Act, was granted by the FTC. Early termination or expiration of the waiting period under the HSR Act was a condition to the Offer, and such condition has now been satisfied."

                               Page 2 of 3 Pages





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                                    SIGNATURE

                                    ---------

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2000

                                      PRISM ACQUISITION SUBSIDIARY, INC.

                                      By: /s/ ROBERT K. HORTON
                                          -----------------------------
                                              Name:  Robert K. Horton
                                              Title: Senior Vice President

                                      ROYAL BANK OF CANADA

                                      By: /s/ ROBERT K. HORTON
                                          -----------------------------
                                              Name:  Robert K. Horton
                                              Title: Senior Vice President

                                      By: /s/ JAMES T. RAGER
                                          -----------------------------
                                              Name:  James T. Rager
                                              Title: Vice Chairman, Personal and
                                                     Commercial Banking

                                Page 3 of 3 Pages